FOR IMMEDIATE RELEASE      CONTACT: Wendy Hall
March 14, 2002                      Halliburton, Public Relations
                                    713-676-5227

                                    Cedric Burgher
                                    Halliburton, Investor Relations
                                    713-676-4608



                       HALLIBURTON RESPONDS TO COURT ORDER

DALLAS, Texas - Halliburton Company announces that, on March 13, 2002, the Delaware Supreme Court issued an Order affirming without opinion the judgment of the Court of Chancery in litigation between Highlands Insurance Company and Halliburton. The Chancery Court had held that the fixed-cost primary insurance policies issued by Highlands Insurance Company to Brown & Root, Inc. from 1958 until 1986 terminated on January 23, 1996 at the time of the spin-off of Highlands Insurance Group, Inc. by Halliburton. These policies provided primary insurance for the approximately 30,000 Brown & Root asbestos claims noted in Halliburton's Annual Report on Form 10-K filed March 12, 2002. This primary coverage represents only a portion of total insurance covering Brown & Root asbestos claims. There is more than $2 billion of excess coverage above the Highlands primary coverage. As reported in the Form 10-K, based on a written legal opinion by outside counsel that Halliburton would prevail in the Highlands litigation, Halliburton determined to carry approximately $80 million in claim receivables against the Highlands insurance policies for settlement and defense costs and pending asbestos litigation. These receivables will likely be written off in the first quarter of 2002 and if so will result in an after tax reduction in income of $0.11 per diluted share. Approximately 45% of these receivables relate to payments of settlement and defense costs already made by Halliburton. The remainder is management's estimate of insurance recoveries against future settlement payments on existing Brown & Root asbestos claims.
     "We are surprised by the decision of the Court and we are currently reviewing our options," said Dave Lesar, Chairman and CEO, Halliburton. "The actions of the Court only affect claims that are related to Brown & Root
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operations,  which  represent  less than 11 percent of the total 274,000  claims outstanding  at the end of last year."
     Doug Foshee Executive Vice President and Chief Financial Officer of Halliburton will hold a telephone conference on March 14, 2002 at 9:00 am (CST) to discuss these matters. If you plan to participate in the teleconference, please telephone (719) 457-2727 ten to fifteen minutes prior to starting time and refer to confirmation code 792467.
     Halliburton Company, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business
segments.   The   company's   World   Wide   Web  site   can  be   accessed   at
www.halliburton.com.
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